GREAT LAKES AVIATION, LTD.

1022 Airport Parkway

Cheyenne, WY 82001

(307) 432-7000

October 16, 2009

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Julie Rizzo, Esq.

Re:	Great Lakes Aviation, Ltd.
Pre-Effective Amendment No. 4 to Registration Statement on Form S-1
File No. 333-159256

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Great Lakes Aviation Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Pre-Effective Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to Tuesday, October 20, 2009, at 5:00 p.m. (Eastern Daylight Time), or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as related to the proposed public offering of the securities specified in the Registration Statement. The Company hereby acknowledges that (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Great Lakes Aviation, Ltd.

By:	/s/ Michael O. Matthews
Michael O. Matthews
Chief Financial Officer